Bridge and Main Streets

Post Office Box 66

Mifflintown, PA 17059

Telephone (717) 436-8211

June 11, 2009

By U.S. Mail and Facsimile (202-942-9530)

Christian Windsor, Special Counsel

Mail Stop 4561

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Juniata Valley Financial Corp.

Form l0-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

File No. 000-13212

Dear Mr. Windsor:

Juniata Valley Financial Corp. (the “Company”) submits this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 4, 2009 relating to the above-referenced filings. In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company response.

Form 10- K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Executive Compensation Actions and Decisions, page 14 of Definitive Proxy Statement on Schedule 14A

1.     Please tell us why you have not disclosed the performance targets utilized in determining awards under the Executive Annual Incentive Plan for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the business unit goals or the specific targets for earnings per share and return on average equity that were used as bases for awarding annual incentive plan bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

RESPONSE:  In the future, the Company will provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for its executive officers to earn their incentive compensation; however, where the Company believes it is appropriate to omit specific targets because disclosure would cause it competitive harm, the Company will provide the Commission staff with its confidentiality analysis and will disclose the level of difficulty associated with achieving those performance goals.

We will expand our discussion in future proxy statements to discuss the threshold, target and optimum criteria for payment of incentive compensation. For example, the Committee concluded that the criteria in 2008 should be based on earnings per share and return on equity. In future years, the Committee may use a different performance criteria.

For your information, had the Company followed the approach described above, the applicable bullet in the proxy statement would have read along the lines of the following:

•

The Committee established performance criteria and factors for Category I (Chief Executive Officer) and Category II (other Named Executive Officers) participants in the Executive Annual Incentive Plan for 2008. The awards schedule was designed to include threshold, target and optimum performance criteria. Earnings per Share (EPS) and Return on Average Equity (ROAE) factors were designated as measures of performance for both categories for 2008. While Category I performance was measured solely by these two performance factors, Category II participants were also measured on business unit and individual goal accomplishments. The threshold, target, and optimum levels of performance measures were consistent with competitive industry performance objectives, and the Company had a likelihood of meeting at minimum the threshold levels during 2008. The target performance measures were each set at levels established in the Company’s annual budget for 2008 (EPS of $1.26 and ROE of 11.34%), with threshold measures set slightly below budget (EPS of $1.20 and ROE of 11.00%) and optimum criteria (EPS of $1.39 and ROE of 12.30%) set to reward performance significantly favorable to budget. Individual goals, for Category II participants, are established at the beginning of the year, and are aligned with specific Company strategic objectives, which included in the case of JoAnn McMinn, investigation and implementation of corporate tax strategies, maximizing earning asset potential, developing relationships with potential strategic partners and optimizing capital levels. Strategic objectives for Marcie Barber included attainment of the Bank’s average loan and deposit growth goals, implementing branch and remote merchant capture, redesigning the training delivery process and initiating a joint officer call program.

Item 13. Certain Relationships and Related Transactions and Director Independence

Related Party Transactions, page 7 of Definitive Proxy Statement on Schedule 14A

1.     We note the disclosure on page 7 that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with others. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

RESPONSE:  The Company hereby confirms that loans by the Bank to directors and executive affairs are on the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable loans to persons not related to the Company or the Bank. Future proxy statements will clarify the language on this point.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 10.9

1.     We note that Exhibit 10.9, the company's Executive Annual Incentive Plan, refers to Exhibit A (a list of participants) and Exhibit B (annual performance factors), both of which appear to be updated on an annual basis and neither of which appear to be filed with Exhibit 10.9 or otherwise. Please tell us how you determined that these exhibits to the plan were not required to be filed when the company entered into the plan and are not required to be filed each year when the participants and performance targets are updated.

RESPONSE:  In future years, we will file updates to the Executive Annual Incentive Plan, disclosing a list of participants and annual performance factors, under the cover of the Annual Report on Form 10-K or a Current Report on Form 8-K.

Exhibits 31.1 and 31.2

1.     We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying individuals at the beginning of the certifications. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in commission statements or staff interpretations.

RESPONSE:  In future filings, titles of the certifying individuals will not be included in the certifications.

Juniata Valley Financial Corp. hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to call the undersigned at 717-436-3206.

Sincerely,

/s/ JoAnn N. McMinn

JoAnn N. McMinn

Chief Financial Officer